

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 68024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 AND ENDING DECEMBER 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FELIX INVESTMENTS LLC

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

17 STATE STREET – 26th Floor

NEW YORK,	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN BIVONA 646-597-4312

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *JOHN V. BIVONA*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *FELIX INVESTMENTS LLC as of Dec 31, 2012*, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ____________________
Signature

Exec V-P
Title

x ____________________ DELOY E. STOLL
Notary Public NOTARY PUBLIC No. 01ST6075960
QUALIFIED IN NEW YORK COUNTY
STATE OF NEW YORK
COMMISSION EXPIRES 6/17/2010

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FELIX INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

FELIX INVESTMENTS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 76,378
Prepaid expenses	27,965
Prepaid income tax	19,287
Fixed assets, net of accumulated depreciation of $50,008 (Note 2d & 3)	118,590
Due from affiliates	315,008
Total assets	$ 557,228
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 66,530
Total liabilities	66,530
Commitments and Contingencies (Note 5 & 6)	
Member's capital (Note 7)	
Member's Capital	490,698
Total liabilities and member's capital	$ 557,228

The accompanying notes are an integral part of this statement.

FELIX INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 - Nature of Business

Felix Investments, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns fees from providing investment banking services through its participation in private placement offerings.

These financial statements were approved by management and available for issuance on February 7, 2013. Subsequent events have been evaluated through this date.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Fee income (and the recognition of related income and expenses) are recorded as individual transactions are closed.

b) Income Taxes

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

d) Fixed Assets

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using straight-line methods.

e) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

FELIX INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 3- Fixed Assets

Fixed assets, at cost, consist of the following:

Furniture, fixtures and office equipment	$168,598
Accumulated depreciation	(50,008)
	$118,590

Depreciation expense of $27,634 is included as part of Occupancy and equipment on the statement of operations.

Note 4 - Related Party Transactions

The Company earns the majority of its revenue on transactions with affiliated investment partnerships.

The Company has advanced funds to these affiliated investment partnerships to pay some of their direct expenses. These amounts are expected to be repaid when the investment vehicles liquidate their investments.

Note 5 - Credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

Note 6 - Commitments and Contingencies

Pursuant to a FINRA investigation the Company was found to violate certain rules including selling unregistered public offerings, failure to enforce certain supervisory procedures prohibiting general solicitations, misleading and unwarranted communications with the public and net capital violations.

On March 26, 2012 the Company paid a fine of $250,000 and agreed to hire an independent consultant to review the adequacy of certain of the Company's policies, systems and procedures and adopt and implement any recommended changes.

On November 13, 2012 the Company received notification from FINRA

Note 6 - Commitments and Contingencies (continued)

that it was again being investigated to determine whether violations of Federal Securities laws or FINRA and NASD rules have occurred. It is currently too early to determine whether any claim will be assessed against the Company or therefore to estimate the amount or range of any potential loss.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $9,848 which was $4,848 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 676%.

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Felix Investments LLC
17 State Street – 26th Floor
New York, NY 10004

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Felix Investments LLC., (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

.We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Felix Investments LLC., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 7, 2013